1998

                                  ANNUAL REPORT

                                     RYAN'S

                                       20

                                     YEARS

                             a CELEBRATION OF family

                               TABLE OF CONTENTS


4    COMPANY PROFILE / FINANCIAL HIGHLIGHTS

5    MISSION STATEMENT / RYAN'S LOCATIONS

6    LETTER TO SHAREHOLDERS

8    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS

15   FIVE-YEAR FINANCIAL SUMMARY

16   CONSOLIDATED FINANCIAL STATEMENTS

26   DIRECTORS AND OFFICERS

                                    (PHOTO)

COMPANY PROFILE: Since 1978, Ryan's Family Steak Houses, Inc. has been engaged in the development, operation and franchising of family restaurants. A Ryan's restaurant features "Steaks, Buffet & Bakery" and provides a great meal to its customers at a reasonable price. At March 3, 1999, 280 Company-owned and 24 franchised Ryan's were in operation. Sales by Company-owned restaurants amounted to $637 million in 1998 and $599 million in 1997. Systemwide sales, which include sales by franchised restaurants, for 1998 and 1997 were approximately $675 million and $636 million, respectively. The Company, headquartered in Greer, South Carolina, employed approximately 18,000 team members at March 3, 1999.

FINANCIAL HIGHLIGHTS

RESTAURANT SALES
(In millions of dollars)

'94        '95      '96        '97       '98

448        513       565       599       637


NET EARNINGS
(In millions of dollars)

'94        '95      '96        '97       '98

30.5       33.2     37.0*      39.2      40.3

EARNINGS PER SHARE
(Diluted; in cents)

'94        '95      '96        '97       '98

 57         62       71*        82        94

RESTAURANTS OPEN AT YEAR-END

                    '94        '95      '96        '97       '98

                    212       231       261        270       280

COMPANY-OWNED       242        257      286        295       306
FRANCHISED           30         26       25         25        26


* Excluding an asset valuation charge of $8.4 million (after-tax) in accordance with the Financial Accounting Standards Board's Statement No. 121.

4/5

MISSION STATEMENT: To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings. WE STRIVE: To put people first--customers and team members. o To attract am maintain a strong team of individuals recognized as standouts in each area of focus. o To promote safety, responsibility and a high level of ethics in our workplace. o To be environmentally aware and work to preserve our natural resources. o To utilize materials and services that provide the best cost/value ratio without sacrificing quality. o To enhance long-term shareholder wealth.


RYAN'S LOCATIONS                       DECEMBER 30, 1998
(MAP BELOW)

OKLAHOMA          6
KANSAS            3
MISSOURI         16
IOWA              3
ILLINOIS          7
INDIANA          13
MICHIGAN          9
OHIO             17
PENNSYLVANIA      1
WEST VIRGINIA     1
VIRGINIA          9
NORTH CAROLINA   20
TENNESSEE        21
SOUTH CAROLINA   27
GEORGIA          34
FLORIDA          28
KENTUCKY         11
ALABAMA          16
MISSISSIPPI       9
LOUISIANA        20
ARKANSAS         10
TEXAS            25

TOTAL--306

TO OUR SHAREHOLDERS
(PHOTO)


  I am very pleased to present you with Ryan's annual report for 1998, our twentieth anniversary year! Ryan's achieved excellent results in 1998 with sales exceeding $637 million and earnings per share increasing by 15% to 94 cents. Over the past several years, we have worked hard to implement various sales-building, cost-control and financial programs that would benefit our customers, team members and shareholders, and these programs have contributed significantly to our 1998 results. However, our principal and continuing focus is on increasing sales at every one of our restaurants. Our strategy for achieving this goal mirrors our mission statement, which we have followed since the first Ryan's opened in 1978 in Greenville, South Carolina. We want to provide our customers with "high quality food at affordable prices with friendly service in clean and pleasant surroundings". Let me address several of our current programs, and you will see how we focus on living up to our mission statement every day.

  Sales in 1998 were favorably impacted by the introduction of hand-carved meats in our restaurants during the first and second quarters of 1998. Every Ryan's offers at least three carved meats, such as roast beef, turkey and ham, as part of the Mega Bar(R) nightly and all day Sunday. Portions are carved to order, and related side items, such as gravy, sauteed mushrooms or turkey dressing, are also available. Customers are impressed that we can offer these new products in addition to the various meats, such as baked fish, fried chicken or home-style meatloaf, that have been and continue to be on the Mega Bar(R). We expect that our carving program will continue to build sales during 1999 and are working on new, exciting products that will build on Ryan's strong tradition of providing a variety of high quality food giving our customers a great value every day.

  A new advertising campaign that impacted approximately one-third of our restaurants in 1998 focused on the carving program. Ads were developed for both television and radio, and we also placed ads in newspapers in some markets where it was more cost-effective. We feel that advertising is a great tool for introducing new products to existing and new customers and that our quality food and friendly service are the best reasons customers will keep coming back. Attracting new customers is a challenge for any restaurant and, accordingly, we plan to expand our advertising by 50% in 1999 so that almost one-half of our restaurants are affected.

  Our Operating Partner program, which began in mid-1997, was expanded throughout 1998 and totaled 102 Operating Partners at year-end. This program motivates top restaurant management to act more like entrepreneurs by basing their


6/7
bonuses on overall and incremental restaurant profit levels. Operating Partners are required to purchase $10,000 of the Company's common stock and receive both monthly and quarterly bonuses as well as a deferred bonus at the end of a contractually agreed-upon five-year term. We have consistently seen superior performance results at Operating Partner restaurants by all measurement criteria: sales, profits, customer comments and team member retention. We plan to continue growing the program in 1999 with a goal of at least 150 Operating Partners by year-end. We are also currently testing a similar program at the Area Supervisor level in order to better align objectives and to better reward superior performance and increased responsibility.

  In 1998, we opened 11 new and relocated four Ryan's restaurants. A new decor package was introduced in the latter part of the year that presents a less commercial and more inviting atmosphere for our customers. Booth seating was re-introduced due to customer requests, and a greater use of wood and color produces a comfortable, home-style environment. Customer response to the new look has been very good, and we will build our 1999 restaurants in this style. Our relocation program has "moved" restaurants from areas that are no longer commercial centers to other locations within the same advertising area where our customers typically shop and eat out. Sales increases of 50% or more at the new, improved locations are not uncommon. Our strategy is to continuously look at each of our locations and relocate those restaurants at poor sites with little chance of improvement to better locations that produce acceptable returns on the investments. In this manner, we continuously operate a chain of good, profitable restaurants and are not placed in the position of having a significant number of unproductive restaurants that could undermine the financial stability of the entire chain. In 1999, we plan to build and open 16 restaurants, including six relocations.

  We first implemented a stock repurchase program in March 1996 and are currently operating under a Board authorization to purchase up to 20 million shares through December 2000. As of December 30, 1998, a total of 15.2 million shares, representing 28% of shares outstanding at the program's inception, had been purchased at a total cost of $136.9 million, averaging $9.02 per share. During 1998 alone, we purchased 8.3 million shares at a total cost of $80.5 million, or $9.73 per share. Current plans call for completing the 20 million share authorization near the end of 2000. We have financed the stock repurchases through a combination of operating cash flow and additional debt. In 1998, our total debt increased by $44.1 million to $165.4 million, resulting in a debt-to-total capitalization ratio of 37% at December 30, 1998. We believe that, even with the additional debt, the Company is still conservatively capitalized given its significant and growing cash flow from operations. We also believe that the stock repurchase program will continue to enhance shareholder value over time.

  We have called our twentieth-year anniversary a "Family Celebration" because, in a broad sense, we serve a wide variety of families. Our customers often come to Ryan's to enjoy a family dinner. They sit and talk, eating good, affordable food in comfortable surroundings. Our team members form a "Ryan's family". Let me say that our excellent 1998 results would not have been possible without the efforts of every one of our 18,000 Ryan's team members. They are responsible for carrying out our mission statement every day, and they have made Ryan's the success that it is today. Finally, you, our shareholders, form another "family", and we truly appreciate your support over the years. I believe that, from a shareholder viewpoint, Ryan's focus on customer satisfaction is critical in building a strong and profitable organization.

  Thank you for being a part of the Ryan's family.

Sincerely,


/s/ Charles D. Way
---------------------
Charles D. Way
Chairman, President and Chief Executive Officer
March 15, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Shown for the years indicated are (i) items in the consolidated statements of earnings as a percentage of restaurant sales, (ii) the number of restaurants open at the end of each year, and (iii) the percentage change between years.

                                        Percentage of Restaurant Sales        Percentage Change
                                        ------------------------------        -----------------
                                          1998      1997       1996           1998/1997 1997/1996
-------------------------------------------------------------------------------------------------

Restaurant sales                           100.0%     100.0     100.0             6.3%      6.0
-------------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                           39.1       39.5      39.9             5.0       4.9
Payroll and benefits                        29.3       28.6      28.4             8.9       6.8
Depreciation and amortization                4.3        4.4       4.3             5.2       7.0
Asset valuation charge                      --         --         2.4            --      (100.0)
Other operating expenses                    12.2       12.2      12.5             6.3       3.2
-------------------------------------------------------------------------------------------------
Total operating expenses                    84.9       84.7      87.5             6.5       2.6
-------------------------------------------------------------------------------------------------
General and administrative expenses          4.6        4.5       4.4             8.7      10.2
Interest expense                             1.1        1.0       0.6            15.9      74.9
Revenues from franchised restaurants        (0.2)      (0.2)     (0.3)          (10.2)    (14.2)
Other income, net                           (0.3)      (0.2)     (0.2)           30.2       7.8
-------------------------------------------------------------------------------------------------
Earnings before income taxes                 9.9       10.2       8.0             3.1      35.1
Income taxes                                 3.6        3.7       2.9             3.5      31.3
-------------------------------------------------------------------------------------------------
Net earnings                                 6.3%       6.5       5.1             2.8%     37.3
-------------------------------------------------------------------------------------------------


                                        Restaurants Open at End of Year       Percentage Change
-------------------------------------------------------------------------------------------------
Company-owned                              280        270       261               3.7%      3.4
Franchised                                  26         25        25               4.0       0.0
-------------------------------------------------------------------------------------------------
Total                                      306        295       286               3.7%      3.1
-------------------------------------------------------------------------------------------------

8/9

                                    (PHOTO)

(PHOTO)

RESULTS OF OPERATIONS


1998 COMPARED TO 1997

  Total restaurant sales increased by $37.8 million, or 6.3%, to $637.0 million in 1998 from $599.2 million in 1997. Incremental sales from restaurants opened in 1998 and 1997 accounted for approximately 80% of the sales increase. A 2.3% increase in same-store sales was another principal factor behind the higher sales levels. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months. Management attributes the higher same-store sales to the implementation of carving bars during the first and second quarters of 1998. The carving bars offer at least three hand-carved meats, such as roast beef, ham and turkey, nightly and all day Sunday to those customers who purchase the buffet as either an entree or a side item.

  During 1998, the Company opened 11 new and relocated four Ryan's restaurants. Management defines a relocation as a restaurant opened within 18 months after the closing of another restaurant in the same marketing area. A relocation generally results in an opening and a closing in the same year. However, a unit slated for relocation was closed in August 1998 with its replacement scheduled to open in mid-1999. Accordingly, at the end of 1998 and 1997, the Company owned and operated 280 and 270 restaurants, respectively.

  Total operating expenses increased 6.5% to $540.6 million in 1998 from $507.7 million in 1997. Such costs, as a percentage of sales, were 84.9% during 1998 and 84.7% during 1997. Thus, the Company's operating margins at the restaurant level were 15.1% of sales in 1998 and 15.3% in 1997.

  Several factors affected 1998's operating expenses. Food and beverage costs decreased to 39.1% of sales in 1998 from 39.5% in 1997 due to menu price increases as well as from lower beef, coffee and produce prices. Payroll and benefits increased to 29.3% of sales in 1998 from 28.6% in 1997. Hourly labor costs increased by 0.3% of sales due to higher staffing levels and an increase in the Federal minimum wage from $4.75 per hour to $5.15, effective September 1, 1997. Manager compensation costs increased by 0.3% of sales due principally to the expansion of the Company's Operating Partner program. This program motivates top restaurant management to act more like entrepreneurs by basing their bonuses on overall and incremental restaurant profit levels. Operating Partners are required to purchase $10,000 of the Company's common stock and receive both monthly and quarterly bonuses as well as a deferred bonus at the end of a contractually agreed-upon five-year term. Although manager compensation costs are generally higher at Operating Partner stores, sales and profit increases typically exceed those achieved at stores not on the program. At December 30, 1998, there were 102 restaurants managed by an Operating Partner. All other operating costs, including depreciation and amortization of pre-opening costs, amounted to 16.5% of sales in 1998 and 16.6% in 1997. Other operating costs in 1998 were favorably impacted by higher same-store sales and include the write-off of unamortized pre-opening costs, amounting to $790,000 (0.1% of sales), taken in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". In accordance with SOP 98-5, all future pre-opening costs will be charged to expense as incurred.

  General and administrative expenses increased to 4.6% of sales ($29.7 million) in 1998 from 4.5% of sales ($27.3 million) in 1997. Media advertising amounted to 0.3% of sales during both 1998 and 1997 and is expected to increase to 0.5% of sales in 1999 as the advertising program is expanded to cover additional markets.

  Interest expense amounted to $6.8 million in 1998 (1.1% of sales) compared to $5.9 million in 1997 (1.0% of sales). The increase resulted from higher debt levels incurred during 1998 in connection with the Company's common stock repurchase program (see "Liquidity and Capital Resources"). Interest expense was also impacted by a decrease in the Company's effective average interest rate to 6.0% in 1998 from 6.1% in 1997.

  Revenues from franchised restaurants decreased to $1.1 million in 1998 from $1.3 million in 1997 due primarily to the receipt in 1997 of amounts from a past-due royalty program. Other income increased to $1.9 million in 1998 from $1.5 million in 1997 due largely to net gains on sales of excess property as well as from higher store vending revenue.

10/11

  Based upon the above changes to revenues and expenses, earnings before income taxes increased to $63.0 million in 1998 from $61.1 million in 1997.

  The effective income tax rate for 1998 increased slightly to 36.0% compared to 35.8% in 1997.

  Net earnings increased to $40.3 million in 1998 (6.3% of sales) from $39.2 million in 1997 (6.5% of sales). Diluted weighted-average shares decreased by 10.2% to 42,881,000 in 1998 compared to 47,761,000 in 1997 due to the Company's stock repurchase program (see "Liquidity and Capital Resources"). Accordingly, diluted earnings per share ("DEPS") increased 15% to 94 cents in 1998 from 82 cents in 1997.

1997 COMPARED TO 1996

  Total restaurant sales increased by $33.7 million, or 6.0%, to $599.2 million in 1997 from $565.5 million in 1996. Sales from new restaurants accounted for substantially all of the sales increase. During 1997, the Company opened 15 new and relocated one Ryan's restaurant. In addition, there were six restaurants closed during 1997, one Ryan's and all five of the casual dining restaurants operating at the end of 1996. Accordingly, at the end of 1997 and 1996, the Company owned and operated 270 and 261 restaurants, respectively. The 1997 store count consisted entirely of Ryan's restaurants. The 1996 store count was comprised of 256 Ryan's and five casual dining restaurants.

  Sales during 1997 were also impacted by a 1.0% decrease in same-store sales. Management attributed the sales decrease principally to a very competitive restaurant environment.

  Total operating expenses increased 2.6% to $507.7 million in 1997 from $495.0 million in 1996. Such costs, as a percentage of sales, were 84.7% during 1997 and 87.5% during 1996. Thus, the Company's operating margins at the restaurant level were 15.3% of sales in 1997 and 12.5% in 1996. However, 1996's operating expenses included a $13.3 million asset valuation charge (2.4% of sales) resulting from the implementation of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". If the asset valuation charge was excluded from 1996's operating expenses, the 1996 restaurant operating margin would have been 14.8%.

  Several factors affected 1997's operating costs. Food and beverage costs decreased to 39.5% of sales in 1997 from 39.9% in 1996 due to lower poultry, dairy and produce prices. Throughout most of 1997, the Company incurred lower hourly payroll costs due to more efficient labor scheduling. However, this trend was offset during the fourth quarter by the increase in the Federal minimum wage from $4.75 per hour to $5.15. For the year, hourly payroll decreased by 0.2% of sales, but was fully offset by higher manager pay and higher team member medical insurance costs, resulting in payroll and benefits increasing to 28.6% of sales in 1997 from 28.4% in 1996. All other operating costs, including depreciation and amortization of pre-opening costs, decreased to 16.6% of sales in 1997 compared to 19.2% in 1996 due principally to 1996's $13.3 million asset valuation charge amounting to 2.4% of sales.

  General and administrative expenses increased 10.2% to $27.3 million in 1997 (4.5% of sales) from $24.8 million in 1996 (4.4% of sales) due principally to increased manager and store-level training costs. Media advertising amounted to 0.3% of sales during both 1997 and 1996.

  Interest expense amounted to $5.9 million in 1997 (1.0% of sales) compared to $3.4 million in 1996 (0.6% of sales). The increase resulted largely from higher debt levels incurred during 1996 in connection with the Company's stock repurchase program (see "Liquidity and Capital Resources"). Interest expense was also impacted by an increase in the Company's effective average interest rate to 6.1% in 1997 from 5.9% in 1996.

  Revenues from franchised restaurants decreased to $1.3 million in 1997 from $1.5 million in 1996 due primarily to lower sales volumes at franchised restaurants as well as from the completion of a past-due royalty program that originated in 1994. Other income increased to $1.5 million in 1997 from $1.4 million in 1996 due largely to an increase in store vending revenue.

  Based upon the above changes to revenues and expenses, earnings before income taxes increased to $61.1 million in 1997 from $45.2 million in 1996. If the 1996 asset valuation charge is ignored, earnings before income taxes for 1996 would have amounted to $58.5 million.

  The effective income tax rate for 1997 decreased to 35.8% compared to 36.9% in 1996 due to benefits derived from various tax-planning strategies implemented in prior years.

  Net earnings increased to $39.2 million in 1997 (6.5% of sales) from $28.6 million in 1996 (5.1% of sales). Diluted weighted-average shares decreased by 7.8% to 47,761,000 in 1997 compared to 51,810,000 in 1996 due to the Company's stock repurchase program (see "Liquidity and Capital Resources"). Accordingly, DEPS increased 49% to 82 cents in 1997 from 55 cents in 1996.

  If 1996's reported results were increased by the $8.4 million asset valuation charge (after-tax), 1996's pro forma net earnings and DEPS would have amounted to $37.0 million and 71 cents, respectively. Accordingly, on a pro forma basis, net earnings for 1997 increased by 5.9% over 1996, and DEPS for 1997 increased by 15.5%.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's restaurant sales are primarily derived from cash. Inventories are purchased on credit and are rapidly converted to cash. Therefore, the Company does not maintain significant

(PHOTOS)

receivables or inventories, and other working capital requirements for operations are not significant.

  At December 30, 1998, the Company's working capital amounted to a $111.7 million deficit compared to a $52.8 million deficit at December 31, 1997. Included in these amounts are notes payable of $72.4 million and $28.3 million at year-end 1998 and 1997, respectively, under bank lines of credit (see third succeeding paragraph). The decrease in working capital is related principally to the increase in notes payable ($44.1 million), resulting from the stock repurchase program, and the reclassification of $11.6 million from long-term debt to current liabilities. Total capital expenditures decreased to $43.7 million in 1998 from $47.5 million in 1997 due principally to a planned decrease in new restaurant construction and remodeling projects. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $73.0 million in 1998 and $64.6 million in 1997.

  During 1999, the Company plans to build and open 16 new restaurants, including six relocations, and remodel 40 to 50 restaurants. Total 1999 capital expenditures, net of relocation proceeds, are estimated at $50 million. The Company is currently concentrating its efforts on Company-owned Ryan's restaurants and is not actively pursuing any additional franchised locations, either domestically or internationally.

  The Company began a stock repurchase program in March 1996 and is currently authorized to repurchase up to 20 million shares of the Company's common stock through December 2000. Repurchases may be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. Through December 30, 1998, approximately 15.2 million shares, or 28% of total shares available at the beginning of the repurchase program, had been purchased at an aggregate cost of $136.9 million. From December 31, 1998 through March 3, 1999, another 239,000 shares were purchased at an aggregate cost of $2.9 million. Management intends to actively proceed with the repurchase program during 1999, subject to the continued availability of capital, applicable securities regulations and the other factors described in "Forward-Looking Information".

  Management estimates that cash generated from operations will exceed the Company's 1999 capital expenditure requirements and plans to use this excess cash for stock repurchases. Additional debt may be incurred in order to meet the Company's share repurchase objectives. Based on current target debt levels, a maximum repurchase scenario would require approximately $25 million of additional borrowings during 1999. At December 30, 1998, the Company's outstanding debt consisted of a $93 million term loan and $72.4 million in short-term borrowings from several uncommitted bank lines. These bank lines amounted to $100 million in total, leaving $27.6 million in available funds at December 30, 1998.

  The term loan agreement contains, among other provisions, requirements for the Company to maintain a minimum net worth level and certain financial ratios as well as restrictions on the Company's ability to incur additional indebtedness, merge, consolidate, and acquire or sell assets. In October 1998, an amendment to the term loan agreement increased the maximum permitted debt-to-total capitalization ratio from 40% to 45% and set a fixed minimum net worth requirement of $255 million. At December 30, 1998, the Company was in compliance with all debt covenants and exceeded the most restrictive minimum net worth covenant by approximately $25.4 million.

  Under the current borrowing agreements, no interest rates have been fixed and generally change in response to the London Interbank Offered Rate ("LIBOR"). In October 1997, the Company entered into an interest rate swap agreement with a major regional bank as the issuing counterparty under which the Company pays to (receives

12/13

from) the counterparty an amount by which the three-month LIBOR is less (greater) than 5.54%. This transaction, which effectively converts $25 million of the floating-rate debt to a fixed-rate obligation, runs through October 2000 and can be terminated by the bank at any time. At December 30, 1998, the fair value of the agreement was $302,000 unfavorable to the Company as LIBOR at that date was less than 5.54%.

  Management believes that its current capital structure is sufficient to meet its 1999 requirements. However, additional credit facilities are expected to be necessary to meet future repurchase objectives in 2000 and beyond. Accordingly, discussions are under way with various financing sources to review various credit options. Also, management intends to continue monitoring the interest rate environment and may enter into future interest rate hedging transactions if deemed advantageous.

IMPACT OF INFLATION

  The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant team members are paid at the Federal minimum wage and, accordingly, legislated changes to the minimum wage, such as the 1996 and 1997 Federal minimum wage increases, affect the Company's payroll costs. Although no additional increases have been legislated, the possibility is mentioned frequently in various political discussions. The Company is typically able to increase menu prices to cover most of the payroll rate increases.

  The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased approximately 3.5% in 1998 and 2.0% in 1997.

YEAR 2000

  The Company recognizes the need to ensure that its operations will not be adversely impacted by software failures associated with programming incompatibilities with the year 2000 ("Y2K"). In 1997, the Company identified those systems that were not Y2K-compliant and began researching conversion and replacement options. Further investigation, including a review by an outside consultant of the operating environment related to the Company's principal financial applications, continued throughout much of 1998. The current Y2K conversion plan provides for system replacements, enhancements and upgrades to be completed by September 1999. Costs associated with the Y2K plan that represent significant functional or technology improvements are capitalized. Other costs related principally to Y2K compatibility are charged to expense as incurred. The total cost of the Y2K remediation project is estimated at $700,000, consisting of approximately $200,000 of capital and $500,000 of expense costs. All funding is expected to come from operating cash flows. At December 30, 1998, approximately $61,000, all of which was charged to 1998 expenses, had been spent on the project.

  The Company's Information Technology department is leading the Company's Y2K efforts. Reports on Y2K remediation efforts are made periodically to the Company's senior management and quarterly to the Company's Board of Directors. At December 30, 1998, conversion of all major corporate office financial systems (general ledger, accounts payable, payroll and benefits) was complete. Upgrades to critical store-level systems are expected to be completed during the first and second quarters of 1999, and remediation steps for the corporate office's personal computers are expected to be completed by the end of the second quarter.

  As part of its Y2K planning, the Company has identified vendors whose goods and services are believed to be critical to the Company's ability to operate its restaurants. The Company's principal food distributor has informed the Company that all of its systems related to the procurement and delivery of food and other products to the Company's restaurants were fully Y2K-compliant at the end of 1998. The Company's credit card processor has also informed the Company that its systems will be fully Y2K-compliant by April 1999. Furthermore, the credit card terminals used in the Company's restaurants are already processing credit cards with post-1999 expiration dates, and the processor has indicated that no additional software modifications to the terminals will be necessary. Finally, the Company plans to send questionnaires by the end of the first quarter to its numerous depository and disbursement banks and utility providers in order to ascertain their ability to deliver services on January 1, 2000 and beyond.

  The Company's stores depend upon computers for point-of-sale ("POS") transactions, data and purchase order transmissions, labor scheduling and payroll processes, and inventory and food cost records. Other technology-dependent functions at the stores are not significant. Management believes that its Y2K plans fully address the stores' critical technology-dependent functions and that

(PHOTO)
remediation efforts, where needed, will be completed by no later than the end of the third quarter of 1999. Based on current progress, except for certain POS software used in 90 restaurants as of December 30, 1998, contingency planning in the event of a Y2K failure has not been considered necessary. The aforementioned POS software represents a potential remediation issue due to vendor delays in the delivery of a Y2K-compliant version. In the event that the software in question is neither remediated nor ready for distribution by the end of May 1999, current contingency plans call for either the acquisition and installation of alternate POS equipment or the use of the existing POS software with a Y2K-compliant operating platform. While all implications of these possible solutions have not yet been determined, management believes that the affected restaurants will be able to operate adequately albeit at somewhat slower service levels and with limited management reporting during the transition period. In addition, any material disruption in the general economy as a result of the Y2K problem could adversely affect the Company's operations.

NEW ACCOUNTING PRONOUNCEMENT

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement standardizes the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains and losses) of a derivative instrument depends on its intended use. The provisions of SFAS No. 133 must be adopted by the beginning of 2000. The Company has not yet assessed the impact this standard will have on its financial condition or results of operations; however, the impact will ultimately depend on the amount and type of derivative instruments held at the time of adoption. As noted in "Liquidity and Capital Resources", the Company was a party to an interest rate swap agreement at December 30, 1998. The Company does not enter into derivative instrument agreements for trading or speculative purposes.

FORWARD-LOOKING INFORMATION

  In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that the statements in this annual report and elsewhere that are forward-looking involve risks and uncertainties that may impact the Company's actual results of operations. All statements other than statements of historical fact that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as deadlines for completing projects, expected financial results, results of Y2K remediation, and other such matters are forward-looking statements. The words "estimate", "plans", "anticipate", "expects", "intend", "believe" and similar expressions are intended to identify forward-looking statements. All forward-looking information reflects the Company's best judgment based on current information. However, there can be no assurance that other factors will not affect the accuracy of such information. While it is not possible to identify all factors, the following could cause actual results to differ materially from expectations: general economic conditions; competition; real estate availability; food and labor supply costs; food and labor availability; weather fluctuations; interest rate fluctuations; stock market conditions; and other risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended December 30, 1998. The ability of the Company to open new restaurants depends upon a number of factors, including its ability to find suitable locations and negotiate acceptable land acquisition and construction contracts, its ability to attract and retain sufficient numbers of restaurant managers and team members, and the availability of reasonably priced capital. The extent of the Company's stock repurchase program during 1999 and future years depends upon the financial performance of the Company's restaurants, the investment required to open new restaurants, share price, the availability of reasonably priced capital, the financial covenants contained in the term loan agreement, and the maximum debt and share repurchase levels authorized by the Company's Board of Directors. Factors that could result in the Company not being Y2K-compliant by January 1, 2000 include, but are not limited to, the following: failure to detect Y2K system or programming incompatibilities in existing systems or software; other programming incompatibilities related to purchased or internally developed software; the inability to verify Y2K compliance by third parties; non-delivery of Y2K-compliant solutions from developers of purchased software; and the inability to engage or retain adequate personnel, either internal or external, to correct Y2K system and programming issues.

(PHOTO)
14/15

FIVE-YEAR FINANCIAL SUMMARY

----------------------------------------------------------------------------------------------
(In thousands, except earnings per share)     1998       1997       1996       1995*     1994
----------------------------------------------------------------------------------------------
Consolidated Statements of Earnings Data
Restaurant sales                          $ 637,003    599,169    565,465    513,168   448,214
----------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                           248,903    237,066    225,888    208,843   181,743
Payroll and benefits                        186,565    171,390    160,529    146,869   125,338
Depreciation and amortization                27,612     26,245     24,539     21,412    19,775
Asset valuation charge                           --         --     13,300         --        --
Other operating expenses                     77,543     72,960     70,718     61,811    54,764
----------------------------------------------------------------------------------------------
Total operating expenses                    540,623    507,661    494,974    438,935   381,620
----------------------------------------------------------------------------------------------
General and administrative expenses          29,670     27,301     24,763     22,212    19,249
Interest expense                              6,802      5,867      3,354      1,853       873
Revenues from franchised restaurants         (1,143)    (1,273)    (1,483)    (1,736)     (755)
Other income, net                            (1,938)    (1,489)    (1,381)      (937)     (806)
----------------------------------------------------------------------------------------------
Earnings before income taxes                 62,989     61,102     45,238     52,841    48,033
Income taxes                                 22,669     21,892     16,678     19,682    17,489
----------------------------------------------------------------------------------------------
Net earnings                              $  40,320     39,210     28,560     33,159    30,544
----------------------------------------------------------------------------------------------
Earnings per share
Basic                                     $     .95        .83        .55        .62       .57
Diluted                                         .94        .82        .55        .62       .57
Weighted-average shares (diluted)            42,881     47,761     51,810     53,673    53,603
----------------------------------------------------------------------------------------------

Selected Other Consolidated Data
Working capital deficit                   $(111,666)   (52,763)   (64,634)   (96,857)  (86,021)
Current ratio                                 0.1/1      0.2/1      0.2/1      0.1/1     0.1/1
Cash provided by operations               $  73,036     64,624     68,875     61,807    54,749
Property and equipment additions             43,682     47,456     89,769     71,342    66,748
Total assets                                509,393    495,554    477,626    425,494   374,843
Long-term debt                               81,374     93,000     93,000         --        --
Total current and long-term debt            165,400    121,300    128,300     72,200    65,700
Purchase of common stock                     80,549     18,151     38,151         --        --
Shareholders' equity                        280,372    317,061    293,976    302,694   269,355
Company-owned restaurants open at end
     of year                                    280        270        261       231       212
----------------------------------------------------------------------------------------------

* Indicates a 53-week period.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                    Year Ended
----------------------------------------------------------------------------------------------
                                                 December 30,      December 31,       January 1,
(In thousands, except earnings per share)           1998                1997              1997
----------------------------------------------------------------------------------------------
Restaurant sales                                  $637,003           599,169           565,465
----------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                                  248,903           237,066           225,888
Payroll and benefits                               186,565           171,390           160,529
Depreciation and amortization                       27,612            26,245            24,539
Asset valuation charge                                  --                --            13,300
Other operating expenses                            77,543            72,960            70,718
----------------------------------------------------------------------------------------------
Total operating expenses                           540,623           507,661           494,974
----------------------------------------------------------------------------------------------
General and administrative expenses                 29,670            27,301            24,763
Interest expense                                     6,802             5,867             3,354
Revenues from franchised restaurants                (1,143)           (1,273)           (1,483)
Other income, net                                   (1,938)           (1,489)           (1,381)
----------------------------------------------------------------------------------------------
Earnings before income taxes                        62,989            61,102            45,238
Income taxes                                        22,669            21,892            16,678
----------------------------------------------------------------------------------------------
Net earnings                                      $ 40,320            39,210            28,560
----------------------------------------------------------------------------------------------
Earnings per share
Basic                                             $    .95               .83               .55
Diluted                                                .94               .82               .55
----------------------------------------------------------------------------------------------
Weighted-average shares
Basic                                               42,227            47,335            51,477
Diluted                                             42,881            47,761            51,810
----------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

16/17

CONSOLIDATED BALANCE SHEETS

                                                                    December 30,   December 31,
(In thousands)                                                          1998           1997
----------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                            $ 1,502               289
Receivables                                                            2,675             2,756
Inventories                                                            4,327             4,294
Deferred income taxes                                                  4,311             3,629
Other current assets                                                     546             1,121
----------------------------------------------------------------------------------------------
Total current assets                                                  13,361            12,089
----------------------------------------------------------------------------------------------
Property and equipment
Land and improvements                                                114,307           108,397
Buildings                                                            311,809           291,408
Equipment                                                            193,014           182,524
Construction in progress                                              35,742            35,407
----------------------------------------------------------------------------------------------
                                                                     654,872           617,736
Less accumulated depreciation                                        162,018           137,204
----------------------------------------------------------------------------------------------
Net property and equipment                                           492,854           480,532
----------------------------------------------------------------------------------------------
Other assets                                                           3,178             2,933
----------------------------------------------------------------------------------------------
Total assets                                                         $509,393          495,554
==============================================================================================
Liabilities and Shareholders' Equity
Current liabilities
Notes payable                                                         72,400            28,300
Current portion of long-term debt                                     11,626                --
Accounts payable                                                       6,811             9,330
Income taxes payable                                                   3,759               600
Accrued liabilities                                                   30,431            26,622
----------------------------------------------------------------------------------------------
Total current liabilities                                            125,027            64,852
----------------------------------------------------------------------------------------------
Long-term debt                                                        81,374            93,000
Deferred income taxes                                                 22,620            20,641
----------------------------------------------------------------------------------------------
Total liabilities                                                    229,021           178,493
----------------------------------------------------------------------------------------------
Shareholders' equity
Common stock of $1.00 par value; authorized 100,000,000 shares;
  issued 39,158,000 shares in 1998 and 46,978,000 shares in 1997      39,158            46,978
Additional paid-in capital                                             1,274               457
Retained earnings                                                    239,940           269,626
----------------------------------------------------------------------------------------------
Total shareholders' equity                                           280,372           317,061
----------------------------------------------------------------------------------------------
Commitments
----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                           $509,393          495,554
----------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                     Year Ended
                                                ----------------------------------------------
                                                 December 30,        December 31,     January 1,
(In thousands)                                       1998               1997             1997
----------------------------------------------------------------------------------------------
Cash flows from operating activities
Net earnings                                      $ 40,320            39,210            28,560
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization                     28,947            27,397            25,713
  Asset valuation charge                                --                --            13,300
Loss (gain) on sale of property and equipment          (51)              (95)              658
  Decrease (increase) in:
  Receivables                                           81              (815)             (210)
  Inventories                                          (33)             (406)              157
  Other current assets                              (1,721)           (1,613)           (3,081)
  Other assets                                        (253)             (673)             (490)
  Increase (decrease) in:
  Accounts payable                                  (2,519)           (5,497)            3,187
  Income taxes payable                               3,159            (1,241)            1,096
  Accrued liabilities                                3,809             2,044               817
  Deferred income taxes                              1,297             6,313              (832)
----------------------------------------------------------------------------------------------
Net cash provided by operating activities           73,036            64,624            68,875
----------------------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from sale of property and equipment         4,768             5,500             1,519
Capital expenditures                               (43,682)          (47,456)          (89,769)
----------------------------------------------------------------------------------------------
Net cash used in investing activities              (38,914)          (41,956)          (88,250)
----------------------------------------------------------------------------------------------
Cash flows from financing activities
Net proceeds from (repayment of) notes payable      44,100            (7,000)          (36,900)
Proceeds from issuance of long-term debt                --                --            93,000
Proceeds from issuance of common stock               3,540             2,026               873
Purchase of common stock                           (80,549)          (18,151)          (38,151)
----------------------------------------------------------------------------------------------
Net cash provided by (used in) financing
     activities                                    (32,909)          (23,125)           18,822
----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
     equivalents                                      1,213              (457)            (553)
Cash and cash equivalents--beginning of period          289               746             1,299
----------------------------------------------------------------------------------------------
Cash and cash equivalents--end of period           $  1,502               289               746
==============================================================================================
Supplemental disclosure
Cash paid during the year for:
  Interest, net of amount capitalized             $  6,229             5,882             2,896
  Income taxes                                      17,583            16,661            16,340
==============================================================================================

See accompanying notes to consolidated financial statements.

18/19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ryan's Family Steak Houses, Inc. operates a chain of 280 Company-owned and 26 franchised (as of December 30, 1998) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977, opened its first restaurant in 1978 and completed its initial public offering in 1982.

Consolidation--The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its three wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year--The Company's fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. The years ended December 30, 1998, December 31, 1997 and January 1, 1997 each comprise 52 weeks.

Cash and Cash Equivalents--Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost plus accrued interest which approximates market value.

Inventories--Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Other Current Assets--Other current assets consist of prepaid expenses. Prior to December 30, 1998, other current assets also included unamortized pre-opening costs, which represented certain costs, including team member training, that were incurred before a restaurant was opened. These costs were capitalized when incurred and then expensed over the first 52 weeks of the restaurant's operations. At December 30, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires pre-opening costs to be expensed as incurred. Accordingly, all unamortized pre-opening costs at December 30, 1998, amounting to $790,000, were charged to 1998 depreciation and amortization in the accompanying consolidated financial statements.

Property and Equipment--Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements--25 to 39 years and equipment--3 to 10 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the expected lease term or estimated useful life of the asset.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered to be impaired, an impairment loss is recognized equal to the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Other Assets--Other assets consist principally of the cash surrender values of officer life insurance policies, a long-term prepayment of land rent and a long-term note receivable related to the sale of a closed restaurant property.

Derivative Financial Instruments--The Company uses derivative financial instruments to reduce its exposure to interest rate fluctuations. The Company does not enter into financial instrument agreements for trading or speculative purposes. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The premiums paid to purchase other interest rate agreements, such as caps or collars, are included in other assets and are amortized to interest expense over the shorter of the term of the interest rate agreement or the life of the underlying debt instrument.

Franchise Revenues--The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment difficulties or, in management's opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.

Income Taxes--Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Options--As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The additional pro forma disclosure required by SFAS No. 123 can be found in Note 12.

Earnings Per Share--Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities of other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Common equivalent shares are represented by shares under option.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                                         ---------------------
(In thousands)                                                              1998          1997
----------------------------------------------------------------------------------------------
Unamortized pre-opening costs                                            $    --           767
Prepaid expenses                                                             546           354
----------------------------------------------------------------------------------------------
Total other current assets                                               $   546         1,121
----------------------------------------------------------------------------------------------

As described in Note 1, all unamortized pre-opening costs at December 30, 1998, amounting to $790,000, were charged to 1998 depreciation and amortization in the accompanying consolidated financial statements in order to comply with the provisions of SOP 98-5, "Reporting on the Costs of Start-Up Activities".

NOTE 3. ASSET VALUATION CHARGE

In accordance with SFAS No. 121 (see Note 1), the Company recognized a $13.3 million asset valuation charge in 1996. This charge was based upon a financial review of all Company-owned restaurants and applied to ten underperforming units. Details of the charge follow:

--------------------------------------------------------------------------------------------
(Dollars in millions)                              # of Units               Amount of Charge
--------------------------------------------------------------------------------------------
Hold and use                                           3                        $     3.3
To be disposed of                                      7                             10.0
--------------------------------------------------------------------------------------------
Total asset valuation charge                                                    $    13.3
--------------------------------------------------------------------------------------------

All charges were based on the difference between each unit's net book value and estimated fair value, which equaled the estimated proceeds from disposal as determined by management. For the year ended January 1, 1997, the seven units to be disposed of had a combined after-tax loss from operations of $462,000. Through December 30, 1998, five of these units were sold for amounts approximating the book value after the SFAS No. 121 adjustment. Management will continue to actively market the remaining units targeted for disposal, but currently cannot estimate an expected disposal date.

NOTE 4. INCOME TAXES

Income tax expense for the years ended December 30, 1998, December 31, 1997 and January 1, 1997 consists of:

------------------------------------------------------------------------------------------------
(In thousands)                                               1998           1997          1996
------------------------------------------------------------------------------------------------
Current
U.S. Federal                                               $20,267        14,863        16,271
State and local                                             1,105            716         1,239
-----------------------------------------------------------------------------------------------
Total current                                              21,372         15,579        17,510
-----------------------------------------------------------------------------------------------
Deferred
U.S. Federal                                                1,342          6,088          (632)
State and local                                               (45)           225          (200)
-----------------------------------------------------------------------------------------------
Total deferred                                              1,297          6,313          (832)
-----------------------------------------------------------------------------------------------
Total income taxes                                         $22,669        21,892        16,678
-----------------------------------------------------------------------------------------------

Income taxes differ from the amounts computed by applying the U.S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:

------------------------------------------------------------------------------------------------
(In thousands)                                               1998           1997          1996
------------------------------------------------------------------------------------------------
Tax at Federal statutory rate                              $22,046        21,386        15,833
Increase (decrease) in taxes due to:
  State income taxes, net of Federal income tax benefit       689            612           675
  Other                                                       (66)          (106)          170
------------------------------------------------------------------------------------------------
Total income taxes                                         $22,669        21,892        16,678
------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 30, 1998 and December 31, 1997 are presented in the following table:


20/21

                                                          --------------------------
(In thousands)                                               1998           1997
------------------------------------------------------------------------------------
Deferred tax assets
Accounts receivable                                       $   114            103
Self-insurance reserves                                     3,511          3,140
Other                                                         777            730
------------------------------------------------------------------------------------
Total gross deferred tax assets                             4,402          3,973
------------------------------------------------------------------------------------
Less valuation allowance                                       --             --
------------------------------------------------------------------------------------
Net deferred tax assets                                     4,402          3,973
------------------------------------------------------------------------------------
Deferred tax liabilities
Building and equipment                                    (22,586)       (20,584)
Pre-opening costs                                              --           (279)
Other                                                        (125)          (122)
------------------------------------------------------------------------------------
Total gross deferred tax liabilities                      (22,711)       (20,985)
------------------------------------------------------------------------------------
Net deferred taxes                                        $(18,309)      (17,012)
------------------------------------------------------------------------------------

The Company did not establish a valuation allowance for deferred tax assets as of December 30, 1998 or December 31, 1997. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefits of these deductible differences at December 30, 1998.

NOTE 5. NOTES PAYABLE

The Company has several unsecured lines of credit from banks aggregating $100 million at various short-term rates, of which $72.4 million and $28.3 million had been utilized at December 30, 1998 and December 31, 1997, respectively. All borrowings under these lines are unsecured and mature in 90 days or less. The weighted-average interest rates on outstanding borrowings were 5.70% at December 30, 1998 and 6.25% at December 31, 1997.

NOTE 6. LONG-TERM DEBT

Long-term debt at December 30, 1998 and December 31, 1997 consists of the following:


                                                                        ------------------------
(In thousands)                                                              1998          1997
------------------------------------------------------------------------------------------------
Borrowings under credit agreement with interest at various
  floating rates; payable in
  quarterly installments of $5,813,000 commencing September 1999,
  final quarterly installment due June 2003                              $93,000        93,000
Less current installments                                                 11,626            --
------------------------------------------------------------------------------------------------
Total long-term debt                                                     $81,374        93,000
------------------------------------------------------------------------------------------------

Long-term debt consists of a credit agreement with a group of banks for a $93 million term loan ("Term Loan"). The Term Loan is unsecured and bears interest, payable at least quarterly, at various rates generally equal to the London Interbank Offered Rate ("LIBOR") plus 0.5%. On June 30, 1999, the interest rate will increase to LIBOR plus 0.75%. See Note 7 for details of a related interest rate swap agreement. The terms of the credit agreement contain, among other provisions, requirements for the Company to maintain a minimum net worth level and certain financial ratios and restrictions on the Company's ability to incur additional indebtedness, merge, consolidate, and acquire or sell assets. At December 30, 1998, the Company exceeded the most restrictive minimum net worth covenant by approximately $25.4 million.

The aggregate maturities of the Term Loan for each of the five years subsequent to December 30, 1998 are as follows: $11.6 million in 1999; $23.3 million in 2000; $23.3 million in 2001; $23.3 million in 2002; and $11.5 million in 2003.

NOTE 7. INTEREST COST AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:

-----------------------------------------------------------------------------------------------
(In thousands)                                               1998           1997          1996
-----------------------------------------------------------------------------------------------
Interest cost capitalized                                  $2,093          2,332         2,685
Interest cost charged to income                             6,802          5,867         3,354
-----------------------------------------------------------------------------------------------
Total interest cost incurred                               $8,895          8,199         6,039
-----------------------------------------------------------------------------------------------

In October 1997, the Company entered into an interest rate swap agreement on a notional principal amount of $25 million under which the Company receives a floating rate based on LIBOR and pays a fixed rate of 5.54%, as determined in quarterly intervals through October 30, 2000. The transaction effectively converts a portion of the Company's floating-rate debt to a fixed-rate obligation. The agreement contains termination options that can be triggered by the issuing counterparty, a major regional bank, at any time. The fair value of this agreement at December 30, 1998 was $302,000 unfavorable to the Company as determined by the issuing counterparty using its internal valuation models and assumptions and available market data.

The Company is exposed to credit loss in the event of nonperformance by the counterparty to this agreement. As noted above, the counterparty is a major regional bank and, accordingly, the Company has not required any collateralization and does not anticipate any nonperformance issues during the term of the agreement.

NOTE 8. LEASES

The Company has several noncancelable operating land leases for restaurant sites with initial terms that expire over the next 1 to 13 years. These leases contain renewal options for periods ranging from 3 to 30 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. Rental expense for operating leases amounted to $491,000 in 1998, $459,000 in 1997 and $233,000 in 1996.

Future lease payments under the noncancelable operating leases as of December 30, 1998, are:

(In thousands)
----------------------------------------------------------------------------
Year End
1999                                                       $  605
2000                                                          591
2001                                                          570
2002                                                          578
2003                                                          525
Later years, through 2011                                   1,782
----------------------------------------------------------------------------
Future lease payments                                      $4,651
----------------------------------------------------------------------------

NOTE 9. OTHER ACCRUED LIABILITIES


Other accrued liabilities consist of the following:
----------------------------------------------------------------------------
(In thousands)                                 1998           1997
----------------------------------------------------------------------------
Self-insurance accruals                      $9,111          7,681
Accrued taxes (other than income)             7,531          6,432
Accrued compensation                          6,324          5,329
Outstanding gift certificates                 1,931          1,734
Accrued interest                              1,369            796
Deferred product allowances                   1,309          1,329
Other accrued expenses                        2,856          3,321
----------------------------------------------------------------------------
Total other accrued liabilities              $30,431        26,622
----------------------------------------------------------------------------

NOTE 10. SHAREHOLDERS' EQUITY

The components of shareholders' equity are as follows:

------------------------------------------------------------------------------------------------
                                                         $1 Par Value    Additional    Retained
(In thousands)                                           Common Stock  Paid-In Capital Earnings
------------------------------------------------------------------------------------------------
Balances at January 3, 1996                                $53,462         6,751       242,481
------------------------------------------------------------------------------------------------
Net earnings                                                  --              --        28,560
Issuance of common stock under Stock Option Plans             121            631            --
Tax benefit from exercise of nonqualified stock options       --             121            --
Purchases of common stock                                  (4,552)        (7,382)      (26,217)
------------------------------------------------------------------------------------------------
Balances at January 1, 1997                                49,031            121       244,824
------------------------------------------------------------------------------------------------
Net earnings                                                   --             --        39,210
Net issuance of common stock under Stock Option Plans         282          1,429            --
Tax benefit from exercise of nonqualified stock options        --            315            --
Purchases of common stock                                  (2,335)        (1,408)      (14,408)
------------------------------------------------------------------------------------------------
Balances at December 31, 1997                              46,978            457       269,626
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                         $1 Par Value    Additional    Retained
(In thousands)                                           Common Stock  Paid-In Capital Earnings
------------------------------------------------------------------------------------------------
Net earnings                                                   --             --        40,320
Net issuance of common stock under Stock Option Plans         462          2,418            --
Tax benefit from exercise of nonqualified stock options        --            660            --
Purchases of common stock                                  (8,282)        (2,261)      (70,006)
----------------------------------------------------------------------------------------------
Balances at December 30, 1998                             $39,158          1,274       239,940
----------------------------------------------------------------------------------------------

On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's common stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's common stock that would result in the ownership by such person or group of 15% or more of the common stock.

Each Right may initially be exercised to acquire a one-half share of the Company's common stock at an exercise price of $25, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise common stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise common stock of the acquiring company having a market value of twice the exercise price of the Rights.

The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.

The Company's Board of Directors has authorized the repurchase of up to 20 million shares of the Company's common stock through December 2000. At December 30, 1998, approximately 15.2 million shares had been purchased at an aggregate cost of $136.9 million since the beginning of the program in March 1996. Future repurchase transactions will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors.

NOTE 11. TEAM MEMBER RETIREMENT PLAN

The Company maintains a defined contribution retirement plan, which covers all team members who have at least one year of service and have attained 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan with the first 6% of compensation matched by the Company at a 40% rate. The Company's match for participants with 20 or more years of service increases to 100%. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $1,280,000 in 1998, $1,034,000 in 1997 and $635,000 in 1996.

NOTE 12. STOCK OPTION PLAN

In 1998, the Company's shareholders approved a stock option plan ("Plan") pursuant to which the Company's Board of Directors may grant options to officers and team members. The Plan authorized grants of options to purchase up to 3,000,000 of authorized but unissued common stock. Under the terms of the plan, which expires in 2007, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting schedule and exercise price. However, the Plan states that the exercise price of the option cannot be less than the fair market value, based on the closing market price, of the Company's common stock on the day of the grant. Historically, the Company has always granted options at fair market value on the day of grant, used various vesting schedules, and set expiration dates generally ten years from the date of grant. At December 30, 1998, there were also outstanding options granted under predecessor stock option plans.

At December 30, 1998, there were 2,163,000 additional shares available for grant under the Plan and a predecessor plan. The per share weighted-average fair values of stock options granted during 1998 and 1997, respectively, were $3.38 and $3.85 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1998-expected dividend yield of 0%, expected stock volatility of .31, risk-free interest rate of 4.9% and an expected life of 5.1 years; 1997-expected dividend yield of 0%, expected stock volatility of .33, risk-free interest rate of 6.6% and an expected life of 7.0 years.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated on the following page:

----------------------------------------------------------------------------------------------
(In thousands, except earnings per share)                    1998           1997          1996
----------------------------------------------------------------------------------------------
Net earnings
As reported                                               $40,320         39,210        28,560
Pro forma                                                  39,119         38,514        28,138
Earnings per share
  Basic:
  As reported                                             $   .95            .83           .55
  Pro forma                                                   .93            .81           .55
  Diluted:
  As reported                                                 .94            .82           .55
  Pro forma                                                   .91            .81           .54
----------------------------------------------------------------------------------------------

Pro forma net earnings and earnings per share reflect only options granted after December 28, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to December 29, 1994 is not considered.

A summary of the status of the Company's current and predecessor stock option plans as of December 30, 1998, December 31, 1997 and January 1, 1997 and changes during the years ended on those dates is presented below:

                                  1998                      1997                    1996
-----------------------------------------------------------------------------------------------------
                                   Weighted-Average         Weighted-Average         Weighted-Average
(Shares in thousands)       Shares  Exercise Price   Shares  Exercise Price  Shares   Exercise Price
-----------------------------------------------------------------------------------------------------
Outstanding at beginning
     of year                2,351       $ 7.41        3,055      $ 7.26       2,854    $ 7.52
Granted                     1,503         9.34           43        7.83         667      6.97
Exercised                    (465)        6.99         (398)       6.23        (164)     6.58
Forfeited                    (191)        7.77         (349)       7.51        (302)     9.50
                            -----                     -----                   -----
Outstanding at end of year  3,198         8.37        2,351        7.41       3,055      7.26

-----------------------------------------------------------------------------------------------------
Exercisable at year-end     1,858                     1,806                   1,843
-----------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at December 30, 1998:


(Shares in thousands)         Options Outstanding                                        Options Exercisable
------------------------------------------------------------------------------   ---------------------------------------
                                                      Weighted-Average
                                       ---------------------------------------   ---------------------------------------
  Range of       Number Outstanding       Remaining                               Number Exercisable   Weighted-Average
Exercise Prices      at 12/30/98        Contractual Life         Exercise Price        at 12/30/98      Exercise Price
------------------------------------------------------------------------------------------------------------------------
 $ 4 to $ 6               66                 1.4 years               $ 4.32               66               $ 4.32
 $ 6 to $ 7              708                 6.5                       6.65              539                 6.54
 $ 7 to $ 8            1,207                 7.7                       7.50              691                 7.55
 $ 8 to $11              472                 4.0                       9.30              472                 9.30
 $11 to $12              745                 9.8                      11.19               90                11.19
------------------------------------------------------------------------------------------------------------------------
 $ 4 to $12            3,198                 7.3                     $ 8.37            1,858               $ 7.77
------------------------------------------------------------------------------------------------------------------------


NOTE 13. EARNINGS PER SHARE

Basic and diluted earnings per share ("EPS") are calculated as follows:

                                                         ---------------------------------------
(In thousands, except earnings per share)                    1998           1997          1996
------------------------------------------------------------------------------------------------
Numerator--net earnings                              a     $40,320         39,210        28,560
------------------------------------------------------------------------------------------------
Denominator
Weighted-average common shares                       b     42,227         47,335        51,477
Stock options                                                 654            426           333
------------------------------------------------------------------------------------------------
Adjusted weighted-average common shares              c     42,881         47,761        51,810
------------------------------------------------------------------------------------------------

Basic EPS                                           a/b   $   .95            .83           .55
Diluted EPS                                         a/c       .94            .82           .55
------------------------------------------------------------------------------------------------


24/25

NOTE 14. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

Quarterly consolidated financial results for 1998 and 1997 are summarized as follows:


                                                                    Quarter
----------------------------------------------------------------------------------------------
(In thousands, except earnings
per share)                           First      Second        Third       Fourth    Total Year
----------------------------------------------------------------------------------------------
1998
Restaurant sales                    $153,186    167,496      162,440       153,881     637,003
Restaurant operating profit *        21,591      27,311       24,325        23,153      96,380
Net earnings                          9,182      11,967       10,113         9,058      40,320
Earnings per share:
  Basic                             $     .20       .28          .25           .23         .95
  Diluted                                 .20       .27          .24           .23         .94
----------------------------------------------------------------------------------------------
1997
Restaurant sales                    $146,402    157,199      152,731       142,837     599,169
Restaurant operating profit *         22,705     26,491       22,816        19,496      91,508
Net earnings                          10,087     11,541        9,526         8,056      39,210
Earnings per share:
  Basic                             $    .21        .24          .20           .17         .83
  Diluted                                .21        .24          .20           .17         .82
----------------------------------------------------------------------------------------------

*Restaurant sales less operating expenses. Operating expenses are comprised of costs and expenses associated directly with or allocated to products sold at the Company's restaurants.

NOTE 15. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable, accrued liabilities, long-term debt and a derivative financial instrument. The fair value of the Company's long-term debt approximates its carrying amount as of December 30, 1998 and December 31, 1997 due to the debt's variable interest rate provisions. Interest rates change every 90 days or less. The fair value of the derivative financial instrument is described in Note 7. The fair value of the remaining financial instruments approximates their carrying amounts due to their short maturities.


INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------

Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.

We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of December 30, 1998 and December 31, 1997, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries at December 30, 1998 and December 31, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Greenville, South Carolina
January 20, 1999
--------------------------------------------------------------------------------

DIRECTORS

Charles D. Way
Chairman, President and Chief Executive Officer

James D. Cockman
Investor

Barry L. Edwards
Executive Vice President, Treasurer and
Chief Financial Officer, AMRESCO, Inc.

Brian S. MacKenzie
Chief Operating Officer,
New Hope Communications, Inc.

G. Edwin McCranie
Executive Vice President

Harold K. Roberts, Jr.
President and Chief Executive Officer,
Statewide Title, Inc.

James M. Shoemaker, Jr.
Member,
Wyche, Burgess, Freeman & Parham, P.A.

--------------------------------------------------------------------------------
OFFICERS


                                     (PHOTO)
                                 Charles D. Way
                             Chairman, President and
                             Chief Executive Officer



                                     (PHOTO)
                                G. Edwin McCranie
                            Executive Vice President


                                     (PHOTO)
                                 Janet J. Gleitz
                               Corporate Secretary



                                     (PHOTO)
                                Morgan A. Graham
                           Vice President-Construction



                                     (PHOTO)
                               Fred T. Grant, Jr.
                           Vice President-Finance and
                             Chief Financial Officer



                                     (PHOTO)
                                  James R. Hart
                                 Vice President-
                                 Human Resources



                                     (PHOTO)
                                 John C. Jamison
                           Vice President-Real Estate



                                     (PHOTO)
                                  Alan E. Shaw
                            Vice President-Operations



                                     (PHOTO)
                                 Ilene T. Turbow
                            Vice President-Marketing



                                     (PHOTO)
                                William R. Dalton
                             Regional Vice President



                                     (PHOTO)
                                Richard B. Erwin
                             Regional Vice President



                                     (PHOTO)
                               Philip J. Franklin
                             Regional Vice President



                                     (PHOTO)
                               William J. O'Brien
                             Regional Vice President







26/27

Design by MeyerSessions Design Inc, Charlotte, NC

CORPORATE INFORMATION

EXECUTIVE OFFICES

Ryan's Family Steak Houses, Inc.
405 Lancaster Avenue (29650)
Post Office Box 100
Greer, South Carolina 29652
(864) 879-1000

GENERAL COUNSEL

Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

TRANSFER AGENT

Wachovia Shareholder Services
c/o EQUISERVE
P.O. Box 8218
Boston, MA 02266-8218
(800) 633-4236

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
Greenville, South Carolina

FORM 10-K

A copy of the Company's annual report on Form 10-K for fiscal 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company.

ANNUAL MEETING

The annual meeting will be held at the Greenville/Spartanburg Airport Marriott, Greenville, South Carolina, on Wednesday, May 5, 1999 at 11:00 a.m. All shareholders are cordially invited to attend.

COMMON STOCK DATA

The Company's common stock trades on the Nasdaq Stock Market(R) under the symbol RYAN. The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

QUARTERLY FINANCIAL INFORMATION AND OTHER NEWS RELEASES

In order to provide Ryan's shareholders and prospective investors with timely and accurate information, quarterly financial information and other news releases can be obtained either by fax or from the Internet. Faxed information can be obtained by calling "Company News on Call", a service of PR Newswire, at
(800) 758-5804, extension 768569. This service will provide within minutes of request a fax copy of those reports selected by the caller and transmitted to a fax machine designated by the caller. Financial information can also be obtained on the Internet following release to news services at www.ryansinc.com.

MARKET PRICE OF COMMON STOCK

1998
--------------------------------
Quarter       High       Low
--------------------------------
First        $ 9 1/4    7 5/16
Second        10 1/2    9 1/4
Third         13 3/8    9 5/8
Fourth        13        9 3/8

1997
--------------------------------
Quarter       High       Low
--------------------------------
First        $ 8 1/16   6 7/8
Second         9 9/16   7 5/8
Third          9 7/16   8 7/16
Fourth         9 13/32  8 5/32

The closing price quotation of the Company's common stock on March 3, 1999 was $12 1/8 per share.

                                                                          RYAN'S

                                     RYAN'S

                          405 LANCASTER AVENUE (29650)
                               POST OFFICE BOX 100
                           GREER, SOUTH CAROLINA 29652
                                 (864) 879-1000